THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
XINYUAN REAL ESTATE CO., LTD.
FOR THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON November 30, 2012

The undersigned shareholder of Xinyuan Real Estate Co., Ltd., a company established under the laws of the Cayman Islands (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated November 5, 2012, and hereby appoints each of Mr. Yong Zhang, Chairman and Chief Executive Officer of the Company and Mr. Thomas Gurnee, Chief Financial Officer of the Company, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on November 30, 2012 at 3:00 p.m., local time, at the Company’s office at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, People’s Republic of China, and at any adjournment or postponement thereof, and to vote all common shares which the undersigned would be entitled to vote if then and there personally present on the matters set forth below (i) as specified by the undersigned below or, if no such specification is made, as the proxy thinks fit, and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If NO direction is made, the proxy will vote the shares in his or her discretion, unless this sentence referring to a holder of the proxy having such discretion has been crossed-out and the deletion initialed on this form of proxy. Where the chairman, a director or officer of the Company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote “FOR” the following proposal:

Proposal 1: Ratify by the passing of an ordinary resolution the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year ending December 31, 2012.

For	Against	Abstain
☐	☐	☐

Dated: , 2012

Shareholder Name:	Co-Owner Name:

Signature	Co-Owner Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on November 27, 2012 or by his or her attorney duly authorized in writing. In the case of a corporation, this Proxy Card must be executed by an officer or attorney duly authorized for that purpose.